Appointment and Resignation of Audit Committee Members

Woori Bank announced the appointment and resignation of its audit committee member on March 24, 2017 as follows:

* Current status of the directors following the appointment/resignation
1) Total number of directors: eight
2) Total number of outside directors: five

* Current status of the Audit Committee members following the appointment/resignation
1) Total number of Audit Committee members who are outside directors: two
2) Total number of Audit Committee members who are not outside directors: one (standing director)

Resignation of Standing Director and Audit Committee

Name	Date of Resignation

Soo-Kyung Chung	Mar. 24, 2017

Appointment of Standing Director and Audit Committee Member

Name	Term	Appointment

Jung-Sik	From the time of appointment at the AGM held in Mar. 2017
Oh	to the end of the AGM to be held in Mar. 2019	New Appointment